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December 16, 1997
                                                             AMEX SYMBOL:  ITP
                                                             T.S.E. SYMBOL:  ITP

                        INTERTAPE POLYMER GROUP INC. ANNOUNCES
                                  THE ACQUISITION OF
                              AMERICAN TAPE CORPORATION


Montreal, Canada, December 15, 1997 - Intertape Polymer Group Inc. announced today that it's US subsidiary has completed the previously announced agreement with STC Corp., and has acquired all outstanding shares of American Tape Corporation. American Tape manufactures an extensive line of pressure sensitive tapes and shrink film with facilities located in Michigan and Kentucky. IPG paid approximately US$43 million for 100% of the shares and re-financed American Tape's long-term debt of approximately US$76 million.

Funding for this acquisition and refinancing was provided by Canadian and American banks. IPG expects to repay these loans in the near future through the issue of US$125 million ten-year debentures and still maintain short term acquisition financing and credit facilities of some US$83 million for future use.

The acquisition of American Tape is a major strategic move in expanding IPG's existing product lines to provide better service and increase product supply to its industrial customer base. American Tape is a leading producer of a full range of masking and filament pressure sensitive tapes as well as specialty tapes, products that IPG does not currently manufacture. In addition, American Tape's 1,000+ customer base will broaden the scope of potential buyers for Intertape products. There is a minimal percentage of overlap with current IPG accounts. The acquisition will facilitate significant cost improvements due to the elimination of duplicate overhead and staffing, while streamlining distribution assets and a reduction of manufacturing and raw material costs.

This will provide a substantial opportunity for IPG to increase sales and enhance its goal to remain a low-cost producer and global manufacturer. Currently, the combined sales of both companies are approximately CDN$550 million.

Intertape Polymer Group Inc. develops and manufacturers a variety of specialized polyolefin plastic and paper based packaging products for industrial uses. The Company is based in Montreal, Canada and prior to this acquisition had manufacturing facilities in nine North American and one European location.

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FOR FURTHER INFORMATION PLEASE CONTACT:  Melbourne F. Yull
                                         Chairman & Chief Executive Officer
                                         Intertape Polymer Group Inc.
                                         Tel: (514) 731-0731